UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 10)*

Under the Securities Exchange Act of 1934

DOLBY LABORATORIES, INC.

(Name of Issuer)

CLASS A COMMON STOCK

CLASS B COMMON STOCK

(Title of Class of Securities)

CLASS A COMMON STOCK: 25659T107

CLASS B COMMON STOCK: Not Applicable

(CUSIP Number)

Dolby Laboratories, Inc.

100 Potrero Avenue

San Francisco, CA 94103-4813

Phone: (415) 558-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 2 of 31 Pages

1.	Names of reporting persons Dagmar Dolby
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 35,673,238 shares of Class B Common Stock (1)(2)
	9.	Sole dispositive power 52,308,775 shares of Class B Common Stock (1)(3)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 52,308,775 shares of Class B Common Stock (1)(3)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 51.2% (1)(4)(5)(6)
14.	Type of reporting person (see instructions) IN

Page 3 of 31 Pages

(1)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(2)	Consists of (i) 31,673,238 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999 (the “Ray Dolby Trust”), and (ii) 4,000,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust under the Dolby Family Trust Instrument dated May 7, 1999 (the “Marital Trust”). David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of each of the Ray Dolby Trust and the Marital Trust. Dagmar Dolby has sole dispositive power over the shares held of record by each of the Ray Dolby Trust and the Marital Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by each of the Ray Dolby Trust and the Marital Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. The reporting person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(3)	Consists of (i) 31,673,238 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby Trust, (ii) 4,000,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust, (iii) 1,104,436 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A dated April 19, 2002 (the “Ray Dolby 2002 Trust A”), (iv) 1,505,283 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B dated April 19, 2002 (the “Ray Dolby 2002 Trust B”), (v) 3,761,442 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A, dated December 14, 2011 (the “Ray Dolby 2011 Trust A”), (vi) 3,764,376 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B, dated December 14, 2011 (the “Ray Dolby 2011 Trust B”), (vii) 2,500,000 shares of Class B Common Stock held of record by Dolby Holdings II LLC (the “Family LLC”), (viii) 2,000,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust AA, dated March 5, 2014 (the “Dagmar Dolby 2014 Trust AA”), and (ix) 2,000,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust BB, dated March 5, 2014 (the “Dagmar Dolby 2014 Trust BB”). Dagmar Dolby is the Trustee of, and has sole dispositive power over the shares held of record by, each of the Ray Dolby Trust, the Marital Trust, the Ray Dolby 2002 Trust A, the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust A, the Ray Dolby 2011 Trust B, the Dagmar Dolby 2014 Trust AA and the Dagmar Dolby 2014 Trust BB. Dagmar Dolby and David E. Dolby, Dagmar Dolby’s son and Special Trustee of the Ray Dolby Trust and the Marital Trust, have shared voting power over the shares held of record by each of the Ray Dolby Trust and the Marital Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust A, the Ray Dolby 2011 Trust A and the Dagmar Dolby 2014 Trust AA. David E. Dolby is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust B and the Dagmar Dolby 2014 Trust BB. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC. Each of Thomas E. Dolby and David E. Dolby has sole power to direct the voting of 50% of the shares held of record by the Family LLC, as Special Managers of the Family LLC. The reporting person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(4)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(5)	Represents 90.5% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(6)	Based on 49,224,360 shares of Class A Common Stock and 52,902,285 shares of Class B Common Stock outstanding on July 18, 2014.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 4 of 31 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 31,673,238 shares of Class B Common Stock (7)(8)
	9.	Sole dispositive power 31,673,238 shares of Class B Common Stock (7)(8)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 31,673,238 shares of Class B Common Stock (7)(8)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 31.0% (7)(9)(10)(11)
14.	Type of reporting person (see instructions) OO

Page 5 of 31 Pages

(7)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(8)	Consists of 31,673,238 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby Trust. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by the Ray Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee.
(9)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(10)	Represents 54.8% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(11)	Based on 49,224,360 shares of Class A Common Stock and 52,902,285 shares of Class B Common Stock outstanding on July 18, 2014.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 6 of 31 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Marital Trust under the Dolby Family Trust Instrument dated May 7, 1999
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 4,000,000 shares of Class B Common Stock (12)(13)
	9.	Sole dispositive power 4,000,000 shares of Class B Common Stock (12)(13)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 4,000,000 shares of Class B Common Stock (12)(13)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.9% (12)(14)(15)(16)
14.	Type of reporting person (see instructions) OO

Page 7 of 31 Pages

(12)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(13)	Consists of 4,000,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Marital Trust. Dagmar Dolby has sole dispositive power over the shares held of record by the Marital Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by the Marital Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee.
(14)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(15)	Represents 6.9% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(16)	Based on 49,224,360 shares of Class A Common Stock and 52,902,285 shares of Class B Common Stock outstanding on July 18, 2014.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 8 of 31 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A dated April 19, 2002
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 1,104,436 shares of Class B Common Stock (17)(18)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 1,104,436 shares of Class B Common Stock (17)(18)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.1% (17)(19)(20)(21)
14.	Type of reporting person (see instructions) OO

Page 9 of 31 Pages

(17)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(18)	Consists of 1,104,436 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2002 Trust A. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2002 Trust A, and Thomas E. Dolby has sole power to direct the voting of the shares held of record by the Ray Dolby 2002 Trust A.
(19)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(20)	Represents 1.9% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(21)	Based on 49,224,360 shares of Class A Common Stock and 52,902,285 shares of Class B Common Stock outstanding on July 18, 2014.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 10 of 31 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B dated April 19, 2002
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 1,505,283 shares of Class B Common Stock (22)(23)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 1,505,283 shares of Class B Common Stock (22)(23)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.5% (22)(24)(25)(26)
14.	Type of reporting person (see instructions) OO

Page 11 of 31 Pages

(22)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(23)	Consists of 1,505,283 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2002 Trust B. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2002 Trust B, and David E. Dolby has sole power to direct the voting of the shares held of record by the Ray Dolby 2002 Trust B.
(24)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(25)	Represents 2.6% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(26)	Based on 49,224,360 shares of Class A Common Stock and 52,902,285 shares of Class B Common Stock outstanding on July 18, 2014.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 12 of 31 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A dated December 14, 2011
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 3,761,442 shares of Class B Common Stock (27)(28)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 3,761,442 shares of Class B Common Stock (27)(28)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.7% (27)(29)(30)(31)
14.	Type of reporting person (see instructions) OO

Page 13 of 31 Pages

(27)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(28)	Consists of 3,761,442 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2011 Trust A. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2011 Trust A, and Thomas E. Dolby has sole power to direct the voting of the shares held of record by the Ray Dolby 2011 Trust A.
(29)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(30)	Represents 6.5% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(31)	Based on 49,224,360 shares of Class A Common Stock and 52,902,285 shares of Class B Common Stock outstanding on July 18, 2014.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 14 of 31 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B dated December 14, 2011
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 3,764,376 shares of Class B Common Stock (32)(33)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 3,764,376 shares of Class B Common Stock (32)(33)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.7% (32)(34)(35)(36)
14.	Type of reporting person (see instructions) OO

Page 15 of 31 Pages

(32)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(33)	Consists of 3,764,376 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2011 Trust B. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2011 Trust B, and David E. Dolby has sole power to direct the voting of the shares held of record by the Ray Dolby 2011 Trust B.
(34)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(35)	Represents 6.5% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(36)	Based on 49,224,360 shares of Class A Common Stock and 52,902,285 shares of Class B Common Stock outstanding on July 18, 2014.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 16 of 31 Pages

1.	Names of reporting persons Dolby Holdings II LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 2,500,000 shares of Class B Common Stock (37)(38)
	9.	Sole dispositive power None
	10.	Shared dispositive power 2,500,000 shares of Class B Common Stock (37)(38)
11.	Aggregate amount beneficially owned by each reporting person 2,500,000 shares of Class B Common Stock (37)(38)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.4% (37)(39)(40)(41)
14.	Type of reporting person (see instructions) OO

Page 17 of 31 Pages

(37)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(38)	Consists of 2,500,000 shares of Class B Common Stock held of record by the Family LLC. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC. Each of Thomas E. Dolby and David E. Dolby has sole power to direct the voting of 50% of the 2,500,000 shares of Class B Common Stock held of record by the Family LLC, as Special Managers of the Family LLC.
(39)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(40)	Represents 4.3% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(41)	Based on 49,224,360 shares of Class A Common Stock and 52,902,285 shares of Class B Common Stock outstanding on July 18, 2014.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 18 of 31 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust AA dated March 5, 2014
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 2,000,000 shares of Class B Common Stock (42)(43)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 2,000,000 shares of Class B Common Stock (42)(43)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.0% (42)(44)(45)(46)
14.	Type of reporting person (see instructions) OO

Page 19 of 31 Pages

(42)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(43)	Consists of 2,000,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust AA. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Dagmar Dolby 2014 Trust AA. Dagmar Dolby has sole dispositive power over the shares held of record by the Dagmar Dolby 2014 Trust AA, and Thomas E. Dolby has sole power to direct the voting of the shares held of record by the Dagmar Dolby 2014 Trust AA.
(44)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(45)	Represents 3.5% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(46)	Based on 49,224,360 shares of Class A Common Stock and 52,902,285 shares of Class B Common Stock outstanding on July 18, 2014.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 20 of 31 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust BB dated March 5, 2014
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 2,000,000 shares of Class B Common Stock (47)(48)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 2,000,000 shares of Class B Common Stock (47)(48)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.0% (47)(49)(50)(51)
14.	Type of reporting person (see instructions) OO

Page 21 of 31 Pages

(47)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(48)	Consists of 2,000,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust BB. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Dagmar Dolby 2014 Trust BB. Dagmar Dolby has sole dispositive power over the shares held of record by the Dagmar Dolby 2014 Trust BB, and David E. Dolby has sole power to direct the voting of the shares held of record by the Dagmar Dolby 2014 Trust BB.
(49)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(50)	Represents 3.5% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(51)	Based on 49,224,360 shares of Class A Common Stock and 52,902,285 shares of Class B Common Stock outstanding on July 18, 2014.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 22 of 31 Pages

1.	Names of reporting persons Thomas E. Dolby
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 8,115,878 shares of Class B Common Stock (52)(53)
	8.	Shared voting power None
	9.	Sole dispositive power None
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 8,115,878 shares of Class B Common Stock (52)(53)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 7.9% (52)(54)(55)(56)
14.	Type of reporting person (see instructions) IN

Page 23 of 31 Pages

(52)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(53)	Consists of (i) 1,104,436 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A, (ii) 3,761,442 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A, (iii) 1,250,000 shares of Class B Common Stock held of record by the Family LLC, and (iv) 2,000,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust AA. Dagmar Dolby, Thomas E. Dolby’s mother, is the Trustee of, and has sole dispositive power over the shares held of record by, each of the Ray Dolby 2002 Trust A, the Ray Dolby 2011 Trust A and the Dagmar Dolby 2014 Trust AA. Thomas E. Dolby is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust A, the Ray Dolby 2011 Trust A and the Dagmar Dolby 2014 Trust AA. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC. Thomas E. Dolby has sole power to direct the voting of 50% of the 2,500,000 shares of Class B Common Stock held of record by the Family LLC, as a Special Manager of the Family LLC. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(54)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(55)	Represents 14.0% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(56)	Based on 49,224,360 shares of Class A Common Stock and 52,902,285 shares of Class B Common Stock outstanding on July 18, 2014.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 24 of 31 Pages

1.	Names of reporting persons David E. Dolby
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 8,554,041 (57)(58)
	8.	Shared voting power 35,673,238 shares of Class B Common Stock (57)(59)
	9.	Sole dispositive power 34,382 shares of Class A Common Stock (57)(60)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 44,227,279 (57)(58)(59)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 43.3% (57)(61)(62)(63)
14.	Type of reporting person (see instructions) IN

Page 25 of 31 Pages

(57)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(58)	Consists of (i) 30,902 shares of Class A Common Stock held of record by David E. Dolby, (ii) stock options held of record by David E. Dolby to purchase up to 3,480 shares of Class A Common Stock that are exercisable within 60 days after August 19, 2014, (iii) 1,505,283 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B, (iv) 3,764,376 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B, (v) 1,250,000 shares of Class B Common Stock held of record by the Family LLC, and (vi) 2,000,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust BB. Dagmar Dolby, David E. Dolby’s mother, is the Trustee of, and has sole dispositive power over the shares held of record by, each of the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust B and the Dagmar Dolby 2014 Trust BB. David E. Dolby is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust B and the Dagmar Dolby 2014 Trust BB. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC. David E. Dolby has sole power to direct the voting of 50% of the 2,500,000 shares of Class B Common Stock held of record by the Family LLC, as a Special Manager of the Family LLC. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(59)	Consists of (i) 31,673,238 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby Trust, and (ii) 4,000,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust. David E. Dolby is the Special Trustee of each of the Ray Dolby Trust and the Marital Trust. Dagmar Dolby has sole dispositive power over the shares held of record by each of the Ray Dolby Trust and the Marital Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by each of the Ray Dolby Trust and the Marital Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(60)	Consists of (i) 30,902 shares of Class A Common Stock held of record by David E. Dolby, and (ii) stock options held of record by David E. Dolby to purchase up to 3,480 shares of Class A Common Stock that are exercisable within 60 days after August 19, 2014.
(61)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(62)	Represents 76.4% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(63)	Based on 49,224,360 shares of Class A Common Stock and 52,902,285 shares of Class B Common Stock outstanding on July 18, 2014.

Page 26 of 31 Pages

Explanatory Note:

This Amendment No. 10 to Schedule 13D (this “Amendment”) amends the Schedule 13D (the “Statement”) initially filed with the Commission on December 27, 2011 and amended by Amendment No. 1 thereto filed with the Commission on September 11, 2012, Amendment No. 2 thereto filed with the Commission on December 26, 2012, Amendment No. 3 thereto filed with the Commission on January 2, 2013, Amendment No. 4 thereto filed with the Commission on March 5, 2013, Amendment No. 5 thereto filed with the Commission on October 22, 2013, Amendment No. 6 thereto filed with the Commission on November 26, 2013, Amendment No. 7 thereto filed with the Commission on January 27, 2014, Amendment No. 8 thereto filed with the Commission on February 26, 2014, and Amendment No. 9 thereto filed with the Commission on March 10, 2014. This Amendment is filed on behalf of (i) Dagmar Dolby, (ii) Thomas E. Dolby, (iii) David E. Dolby, (iv) Dagmar Dolby, as Trustee of the Ray Dolby Trust, (v) Dagmar Dolby, as Trustee of the Marital Trust, (vi) Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A, (vii) Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B, (viii) Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A, (ix) Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B, (x) the Family LLC, (xi) Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust AA, and (xii) Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust BB (collectively, the “Reporting Persons”), relating to the beneficial ownership of the Class A Common Stock, $0.001 par value per share (the “Class A Common Stock”), and the Class B Common Stock, $0.001 par value per share (the “Class B Common Stock”), of Dolby Laboratories, Inc., a Delaware corporation (the “Company”). The Reporting Persons are filing this Amendment to report changes in their beneficial ownership since the filing of the Statement, as last amended. Except as set forth herein, this Amendment does not supplement, restate or amend any of the other information disclosed in the Statement (as amended) previously filed. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Statement (as amended) previously filed.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended by adding the following paragraphs at the end thereof:

In the second quarter of the 2014 calendar year, each of the Ray Dolby Trust, the Ray Dolby 2002 Trust A, the Ray Dolby 2002 Trust B and the Family LLC adopted a Rule 10b5-1 trading plan (collectively, the “2014 Trading Plans”). The 2014 Trading Plans were established as part of each such entity’s investment strategies for asset diversification and liquidity over time. The 2014 Trading Plans were adopted during an “open window” in accordance with guidelines specified by Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, and as permitted by the Company’s insider trading policy.

A total of up to 5 million shares of the Class A Common Stock could collectively be sold under all of the 2014 Trading Plans. Each 2014 Trading Plan establishes predetermined trading parameters that, among other things, do not permit the party or parties that adopted the applicable 2014 Trading Plan to exercise subsequent influence over how, when or whether to effect trades thereunder. Pursuant to the terms of each 2014 Trading Plan, sales thereunder are based upon pre-established stock price thresholds, are subject to daily volume limits, were permitted to commence on August 9, 2014, and will continue until the earlier of August 9, 2015 or the sale of the maximum number of shares as set forth in each such 2014 Trading Plan.

Except as described herein, none of the Reporting Persons have present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Subsection (c) of Item 5 of the Statement is amended and restated in its entirety as follows:

(c) The table set forth on Schedule A reflects all transactions effected by the Reporting Persons in the classes of securities reported on during the 60-day period ending on August 19, 2014, the date of this Amendment. Each transaction set forth on Schedule A represents (i) the conversion of the applicable number of shares of Class B Common Stock into an equal number of shares of Class A Common Stock, and (ii) the sale of such shares of Class A Common Stock in open market trades pursuant to the 2013 Trading Plans or the 2014 Trading Plans.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement pursuant to Rule 13d-1(k)(1) (incorporated by reference to Exhibit 1 to Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 2:	Power of Attorney – Dagmar Dolby (incorporated by reference to Exhibit 2 to Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 3:	Power of Attorney – Thomas E. Dolby (incorporated by reference to Exhibit 3 to Schedule 13D/A filed with the Commission on March 10, 2014).

Page 27 of 31 Pages

Exhibit 4:	Power of Attorney – David E. Dolby (incorporated by reference to Exhibit 4 to Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 5:	Power of Attorney – Ray Dolby Trust (incorporated by reference to Exhibit 5 to Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 6:	Power of Attorney – Marital Trust (incorporated by reference to Exhibit 6 to Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 7:	Power of Attorney – Ray Dolby 2002 Trust A (incorporated by reference to Exhibit 8 to Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 8:	Power of Attorney – Ray Dolby 2002 Trust B (incorporated by reference to Exhibit 9 to Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 9:	Power of Attorney – Ray Dolby 2011 Trust A (incorporated by reference to Exhibit 10 to Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 10:	Power of Attorney – Ray Dolby 2011 Trust B (incorporated by reference to Exhibit 11 to Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 11:	Power of Attorney – Dolby Holdings II LLC (incorporated by reference to Exhibit 12 to Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 12:	Power of Attorney – Dagmar Dolby 2014 Trust AA (incorporated by reference to Exhibit 13 to Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 13:	Power of Attorney – Dagmar Dolby 2014 Trust BB (incorporated by reference to Exhibit 14 to Schedule 13D/A filed with the Commission on March 10, 2014).

Page 28 of 31 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 22, 2014.

DAGMAR DOLBY			RAY DOLBY TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999

By:	*		By:	*
	Dagmar Dolby			Name:	Dagmar Dolby
				Title:	Trustee

THOMAS E. DOLBY			MARITAL TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999

By:	*		By:	*
	Thomas E. Dolby			Name:	Dagmar Dolby
				Title:	Trustee

DAVID E. DOLBY			RAY DOLBY 2002 TRUST A DATED APRIL 19, 2002

By:	*		By:	*
	David E. Dolby			Name:	Dagmar Dolby
				Title:	Trustee

RAY DOLBY 2011 TRUST A DATED DECEMBER 14, 2011			RAY DOLBY 2002 TRUST B DATED APRIL 19, 2002

By:	*		By:	*
	Name:	Dagmar Dolby		Name:	Dagmar Dolby
	Title:	Trustee		Title:	Trustee

RAY DOLBY 2011 TRUST B DATED DECEMBER 14, 2011			DOLBY HOLDINGS II LLC

By:	*		By:	*
	Name:	Dagmar Dolby		Name:	Dagmar Dolby
	Title:	Trustee		Title:	Manager

DAGMAR DOLBY 2014 TRUST AA DATED MARCH 5, 2014

By:	*
	Name:	Dagmar Dolby
	Title:	Trustee

DAGMAR DOLBY 2014 TRUST BB DATED MARCH 5, 2014

By:	*
	Name:	Dagmar Dolby
	Title:	Trustee

			*By:	/s/ Patrick McCabe
Patrick McCabe, on behalf of Shartsis Friese LLP, as Attorney-in-Fact

Page 29 of 31 Pages

SCHEDULE A

Name of Reporting Person	Date of Transaction	No. of Shares	Sale Price Per Share (1)
Ray Dolby Trust	7/25/2014	16,780	$45.1716	(2)
Ray Dolby 2002 Trust A	7/25/2014	6,300	$45.1729	(3)
Ray Dolby 2002 Trust B	7/25/2014	6,316	$45.1610	(4)
Ray Dolby 2011 Trust A	7/25/2014	6,300	$45.1637	(5)
Ray Dolby 2011 Trust B	7/25/2014	6,301	$45.1705	(6)
Ray Dolby Trust	7/28/2014	20,000	$45.0012	(7)
Ray Dolby 2002 Trust A	7/28/2014	7,500	$45.0014	(8)
Ray Dolby 2002 Trust B	7/28/2014	7,500	$45.0020	(9)
Ray Dolby 2011 Trust A	7/28/2014	7,500	$45.0015	(10)
Ray Dolby 2011 Trust B	7/28/2014	7,500	$45.0015	(11)
Ray Dolby Trust	7/29/2014	843	$45.0000
Ray Dolby 2002 Trust A	7/29/2014	900	$45.0000
Ray Dolby 2002 Trust B	7/29/2014	400	$45.0000
Ray Dolby 2011 Trust A	7/29/2014	2,600	$45.0000
Ray Dolby 2011 Trust B	7/29/2014	500	$45.0000
Ray Dolby Trust	7/30/2014	11,858	$45.0325	(12)
Ray Dolby 2002 Trust A	7/30/2014	4,544	$45.0365	(13)
Ray Dolby 2002 Trust B	7/30/2014	4,522	$45.0397	(14)
Ray Dolby 2011 Trust A	7/30/2014	4,506	$45.0325	(15)
Ray Dolby 2011 Trust B	7/30/2014	4,500	$45.0344	(16)
Ray Dolby Trust	7/31/2014	900	$45.0000
Ray Dolby 2002 Trust A	7/31/2014	400	$45.0000
Ray Dolby 2002 Trust B	7/31/2014	400	$45.0000
Ray Dolby 2011 Trust A	7/31/2014	1,300	$45.0000
Ray Dolby 2011 Trust B	7/31/2014	1,300	$45.0000
Ray Dolby Trust	8/5/2014	3,270	$45.0015	(17)
Ray Dolby 2002 Trust A	8/5/2014	2,500	$45.0000
Ray Dolby 2002 Trust B	8/5/2014	2,544	$45.0000
Ray Dolby 2011 Trust A	8/5/2014	3,500	$45.0003	(18)
Ray Dolby 2011 Trust B	8/5/2014	3,300	$45.0000
Ray Dolby Trust	8/6/2014	4,200	$45.0000
Ray Dolby 2002 Trust A	8/6/2014	2,108	$45.0000
Ray Dolby 2002 Trust B	8/6/2014	2,200	$45.0000
Ray Dolby 2011 Trust A	8/6/2014	2,000	$45.0000
Ray Dolby 2011 Trust B	8/6/2014	2,200	$45.0000
Ray Dolby Trust	8/7/2014	1,788	$45.0000
Ray Dolby 2002 Trust A	8/7/2014	700	$45.0000
Ray Dolby 2002 Trust B	8/7/2014	600	$45.0000
Ray Dolby 2011 Trust A	8/7/2014	1,243	$45.0000
Ray Dolby 2011 Trust B	8/7/2014	500	$45.0000
Ray Dolby Trust	8/11/2014	20,000	$44.7514	(19)
Ray Dolby 2002 Trust A	8/11/2014	10,000	$44.7508	(20)
Ray Dolby 2002 Trust B	8/11/2014	10,000	$44.7502	(21)
Ray Dolby Trust	8/12/2014	20,000	$44.7858	(22)

Name of Reporting Person	Date of Transaction	No. of Shares	Sale Price Per Share (1)
Ray Dolby 2002 Trust A	8/12/2014	10,000	$44.7885	(23)
Ray Dolby 2002 Trust B	8/12/2014	10,000	$44.7880	(24)
Ray Dolby Trust	8/13/2014	15,152	$45.4393	(25)
Ray Dolby Trust	8/13/2014	4,848	$45.7314	(26)
Ray Dolby 2002 Trust A	8/13/2014	7,619	$45.4349	(27)
Ray Dolby 2002 Trust A	8/13/2014	2,381	$45.7238	(28)
Ray Dolby 2002 Trust B	8/13/2014	7,600	$45.4373	(29)
Ray Dolby 2002 Trust B	8/13/2014	2,400	$45.7229	(30)
Ray Dolby Trust	8/14/2014	20,000	$45.6875	(31)
Ray Dolby 2002 Trust A	8/14/2014	10,000	$45.6857	(32)
Ray Dolby 2002 Trust B	8/14/2014	10,000	$45.6858	(33)
Ray Dolby Trust	8/15/2014	20,000	$45.6261	(34)
Ray Dolby 2002 Trust A	8/15/2014	10,000	$45.6278	(35)
Ray Dolby 2002 Trust B	8/15/2014	10,000	$45.6247	(36)
Ray Dolby Trust	8/18/2014	20,000	$45.9521	(37)
Ray Dolby 2002 Trust A	8/18/2014	10,000	$45.9512	(38)
Ray Dolby 2002 Trust B	8/18/2014	10,000	$45.9523	(39)
Ray Dolby Trust	8/19/2014	20,000	$45.9493	(40)
Ray Dolby 2002 Trust A	8/19/2014	10,000	$46.0345	(41)
Ray Dolby 2002 Trust B	8/19/2014	10,000	$46.0342	(42)

(1)	The applicable Reporting Person hereby undertakes to provide upon request to the Commission, the Company or a security holder of the Company full information regarding the number of shares and prices at which the transactions were effected.
(2)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $45.00 to $45.57 per share.
(3)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $45.00 to $45.51 per share.
(4)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $45.00 to $45.51 per share.
(5)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $45.00 to $45.5225 per share.
(6)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $45.00 to $45.51 per share.
(7)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $45.00 to $45.03 per share.
(8)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $45.00 to $45.03 per share.
(9)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $45.00 to $45.0575 per share.
(10)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $45.00 to $45.04 per share.
(11)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $45.00 to $45.035 per share.
(12)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $45.00 to $45.14 per share.
(13)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $45.00 to $45.16 per share.
(14)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $45.00 to $45.14 per share.
(15)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $45.00 to $45.14 per share.
(16)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $45.00 to $45.14 per share.
(17)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $45.00 to $45.05 per share.
(18)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $45.00 to $45.01 per share.
(19)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $44.58 to $44.9498 per share.
(20)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $44.63 to $44.93 per share.
(21)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $44.63 to $44.93 per share.
(22)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $44.56 to $44.925 per share.
(23)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $44.58 to $44.92 per share.

Page 31 of 31 Pages

(24)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $44.56 to $44.92 per share.
(25)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $44.67 to $45.64 per share.
(26)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $45.68 to $45.83 per share.
(27)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $44.67 to $45.66 per share.
(28)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $45.6783 to $45.83 per share.
(29)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $44.67 to $45.63 per share.
(30)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $45.67 to $45.83 per share.
(31)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $45.32 to $45.91 per share.
(32)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $45.32 to $45.91 per share.
(33)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $45.32 to $45.91 per share.
(34)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $45.36 to $45.97 per share.
(35)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $45.38 to $45.93 per share.
(36)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $45.38 to $45.93 per share.
(37)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $45.66 to $46.17 per share.
(38)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $45.67 to $46.16 per share.
(39)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $45.67 to $46.16 per share.
(40)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $45.66 to $46.1575 per share.
(41)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $45.95 to $46.17 per share.
(42)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $45.95 to $46.17 per share.